UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 22, 2020

(Date of earliest event reported)

PUNCH TV STUDIOS, INC.

(Exact name of issuer as specified in its charter)

Delaware

_____________________________________________________________

(State of incorporation)

11705 Willake Street

Santa Fe Springs, CA 90670

(Full mailing address of principal executive offices)

(323) 489-8119

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to

Regulation A: Common Stock, par value $0.0001 per share

ITEM 9. OTHER EVENTS

Settlement with the California Department of Business Oversite:

On September 18, 2020, Punch TV Studios and CEO Joseph Collins settled with the California Department of Business Oversite. The State believes that following misrepresentation have occurred with the Company’s 2016 Regulation A, stock offering Exemption:

The misrepresentations and omissions included the following:

i.	Misrepresenting that Daniel R. Leonard of Mobile, Alabama was a certified public accountant when he held no such qualification;
ii.	Misrepresenting that the financial statements included in the Offering Statement were audited by a certified public accountant;
iii.	Misrepresenting that the total assets of Punch TV as of August 31, 2015 were $1,302,047 when the total assets on that date were later determined by a certified public accountant to be only $661,837

In the settlement Punch TV Studios nor Joseph Collins its CEO, confirmed nor denied the above allegation presented by the State, but acknowledged the States right to issue a warning in the form of a Consent to resolve this matter. The follow statement was agreed to by the State and Punch TV Studios: “Without admitting or denying the above findings, Respondents agrees to enter this Consent Order for purposes of resolving this matter without the expense and uncertainty of further proceedings.”

Punch TV Studios and Joseph Collins its CEO have agreed to comply with the Consent Order and now consider this matter closed.

A complete copy of the Consent Order and the Order Withdrawing Desist and Refrain are included for review.

You may visit the following link to view the full settlement:

https://www.punchtvstudios.com/docs/settlement-with-california-department-of-business-oversight/

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Punch TV Studios, Inc.
a Delaware corporation

by:	/s/ Joseph Collins
Name:	Joseph Collins
Its:	CEO
Date:	September 22, 2020